UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): March 9, 2011



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. will present its investor presentation on March 9, 2011.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated January 6, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
(99.1) Presentation Materials, March 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2011	**THE DIXIE GROUP, INC.**
	/s/ Jon A. Faulkner
	Jon A. Faulkner
	Chief Financial Officer



Exhibit 99.1

Investor Presentation



THE DIXIE GROUP

March 2011



Forward-Looking Statements



- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History


DIXIE MERCERIZING COMPANY
Dixie
20

- **Began operations in 1920**
- **Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering**
- **Eight floorcovering acquisitions in the '90's**
- **Exclusively focused on upper-end markets**
- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today





- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - Top 10 carpet customers – 14% of carpet sales
  - Top 20 carpet customers – 17% of carpet sales

New and Existing Home Sales
Seasonally Adjusted Rate


THE DIXIE GROUP



New 1,000   **Existing 1,000**

January 2011:

- Good news …
- New home sales stayed flat
- Existing home sales increased to 5.36 million.
- Home sales are so weak and inventories are so high that downward price pressure continues.
- NAR predicts existing home sales at an annual rate above 5 million by spring.

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release March 2011

Residential Remodeling
Owner-Occupied Improvements*

Millions of dollars



Expenditures increased to a rate of $124 billion in January. That was 8.7% below one year ago.

*Census discontinued a broader survey of remodeling in 2008. It included rental, vacant and seasonal properties.

http://www.census.gov/const/www/c30index.html, Private construction



Mfg Value US Carpet and Rug Mill Shipments
($ 000's)

Source: U.S. Census Bureau & CRI Estimate

The Industry versus GDP




2010:

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

The Industry versus Fixed Investment





Consumer Sentiment
University of Michigan



1966 = 100

February 11:

- The spring is heading up
- Confidence is headed in the right direction.
- Consumers are perceiving the economy is improving
- For now, high unemployment and the prospects of sinking house prices weigh heavy on the consumer
- This snapshot is before the price of oil shot up to $100 per barrel

Source: University of Michigan Consumer Sentiment Survey.

The Stock Market



THE DIXIE GROUP



December 10:

- The stock market continues to rally.

- The market is being driven by rising asset prices.

- For now, high unemployment and the prospects of sinking house prices are not holding back the stock market rally.

2009 U.S. Carpet Manufacturers



THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions		% Total
Shaw	$	3,025	31.4%
Mohawk	$	2,479	25.8%
Beaulieu	$	857	8.9%
Interface	$	423	4.4%
The Dixie Group	$	199	2.1%
Others	$	2,642	27.4%
Total Industry	$	9,625	100.0%

The Industry

THE DIXIE GROUP

2006 Broadloom Carpet End Use

Sales $10.19 Billion



Source: CRI

2010 Broadloom Carpet End Use

Sales $7.02 Billion



Commercial %
2001 – 2010
From 32% to 43%

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie 2010 Carpet and Rug Sales by End Market

Commercial %
2001 – 2009
From 29% to 38%



Broadloom Sales Dollars % Change vs. Prior Yr Quarter



THE DIXIE GROUP



Broadloom Square Yards % Change vs. Prior Yr Quarter





Residential Positioning of The Dixie Group



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

ESTIMATED DATA

35% Market Share

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

Dixie Home
Masland
Fabrica

$0 $7 $14 $21 $28 $35 $42 $49

INDUSTRY AVERAGE

PRICE / SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales

Year 2006	Year 2010







Dixie Group High-End Residential Sales (all brands)







Sales by Channel for 2010

- Other, 1%
- Builder, 4%
- National Retailers, 2%
- Commercial, 3%
- Distributor, 1%
- Specialty – OEM, 1%
- Mass Merchant, 11%
- Designer, 21%
- Retailer, 57%



Sales by Channel for 2010


Distributor, 2%
Builder, 2%
Mass Merchant, 27%
Retailer, 69%





- **Well-styled moderate to upper priced residential broadloom line**

- **Dixie provides a "full line" to retailers**

- **Leverage needed by fiber suppliers for market access**

- **Selective distribution strategy attractive to retailers**

- **Growth initiatives**
  - **Stainmaster ® value products**
  - **Durasilk (polyester) collection**



Sales by Channel for 2010



Commercial, 6%

Other, 1%

Builder, 5%

National Retailers, 1%

Designer, 31%

Retailer, 56%



- **Leading high-end brand with reputation for innovative styling, design and color**

- **High-end retail / designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New Stainmaster ® value products**
  - **Wool products**
    - **First introductions in 2007**
    - **Now offering complete line to the industry**



Sales by Channel for 2010



Specialty –OEM, 6%

Other, 6%

Builder, 3%

National Retailers, 7%

Retailer, 38%

Designer, 40%



- **Premium high-end brand**

- **Designer focused**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New products, heightened focus on retail penetration**
  - **Full service supplier of wool to the designer trade with excellent service and support**







Sales by Channel for 2010

- Specified Design, 41%
- Hospitlality, 23%
- Retail, 11%
- International, 8%
- Other, 7%
- Restaurant, 6%
- Health Care, 2%
- Government, 1%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**

- **Designer focused**

- **Strong national account base**
  - Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria's Secret, Applebee's
- **Growth initiative**
  - Modular/carpet tile
  - *"Energy Collection"*

Dixie Sales Continuing Operations ($ in millions)



THE DIXIE GROUP

Sales & Operating Income
($ in millions)



	Y 2006	Y 2007	Y 2008	Y 2009	Y 2010
Net Sales	331.1	320.8	282.7	203.5	231.3
Non-GAAP Adjusted Operating Income	16.5	16.7	1.5	(8.4)	(1.0)
Non-GAAP Adjusted EBITDA	28.0	29.6	15.2	5.1	10.6

- We have sales momentum coming out of the 4th quarter
- We improved Adj. Operating Income by $7.4 million vs. 2009
- We have doubled adjusted EBITDA over 2009 levels
- We need to invest less than depreciation over the next few years
  - Capital expenditures of $6 million versus Depreciation & Amortization of $9.7 million in 2011

Note: Non-GAAP reconciliation on slide 35

Dixie Debt Levels
($ in millions)





- **We have reduced debt $29 million since the beginning of 2008**
- **Availability was $11.7 million at the end of 2010**



Current Business Conditions
Sales

For the 4th quarter of 2010 versus prior year:

- Commercial sales up 22% vs. the industry at 9%
- Residential sales up nearly 22% vs. the industry down 4%
- Dixie Group sales up 23% with all brands showing growth

For the year of 2010 versus 2009:

- Commercial sales up nearly 4% vs. the industry up 2%
- Residential sales up 18% vs. the industry flat
- Dixie Group sales up nearly 14% with all brands up

For the 1st quarter of 2011 versus 2010:

- January sales up 10% - hurt by weather
- February sales up 18% - helped by price increase
- Sales up 13% QTD, in addition days in the quarter will be up 7%



Current Business Conditions

The carpet industry is in recovery mode

THE DIXIE GROUP

- Though we see a slow recovery in the housing sector ...
  - We are less dependent than the industry upon new construction … we are driven by resale and remodel of existing homes and commercial facilities
- Actions to consolidate facilities, make organizational changes and cut expenses have positioned us for a return to profitability …
  - We were profitable in the 4th quarter of 2010
- Raw material costs have increased in 2011 …
  - But the industry has passed along price increases to cover those costs increases

Outlook

Opportunities in the future

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- **Continued signs of recovery in the commercial sector**
- **Despite slow recovery in the residential sector, we have seen improvement of higher end goods in the luxury market**
- **Positive market reception to our new products:**
  - **Masland and Fabrica Wool Collections up 30% in 2010**
  - **Masland Avenue – new technology with a woven look**
  - **Stainmaster ® value products have been well accepted**
  - **Durasilk (polyester) products have grown dramatically**
  - **Modular Carpet Tile is taking market share**
- **Having invested significantly in our capabilities for future growth … we can now take advantage of market conditions as they improve**








THE DIXIE GROUP

Non-GAAP Information



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill. (Note 1)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 2)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill and plus other (income) expense - net. (Note 3)

Non-GAAP Financial Information:								
Note a: Restated								
Adjusted Operating Income (Loss)								
($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009(a)	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Operating income (loss)	(39,163)	(458)	(1,711)	(4,058)	(2,286)	59	(1,937)	1,594
Plus: Facility consolidation and severance expenses	1,615	117	563	1,796	211	122	304	918
Plus: Impairment of assets	–	–	–	1,459	–	–	–	–
Plus: Impairment of goodwill	31,406	–	–	–	–	–	–	–
Non-GAAP Adj. Operating Income (Loss) (Note 1)	$ (6,142)	$ (341)	$ (1,148)	$ (803)	$ (2,075)	$ 181	$ (1,633)	$ 2,512

Adjusted Earnings before Interest and Taxes (EBIT)								
($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009(a)	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net income (loss) as reported	(35,557)	(1,067)	(1,994)	(3,623)	(2,529)	(744)	(1,897)	516
Less: Income (loss) from discontinued, net tax	(116)	(83)	23	(206)	(70)	(60)	(28)	(122)
Plus: Taxes	(4,923)	(870)	(1,167)	(1,910)	(1,060)	(636)	(965)	57
Plus: Interest	1,486	1,410	1,347	1,278	1,235	1,082	904	903
Non-GAAP Adjusted EBIT (Note 2)	$(38,878)	$ (444)	$ (1,837)	$ (4,049)	$ (2,284)	$ (238)	$ (1,930)	$ 1,598

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)								
($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009(a)	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Non-GAAP Adjusted EBIT (from above)	(38,878)	(444)	(1,837)	(4,049)	(2,284)	(238)	(1,930)	1,598
Plus: Depreciation and amortization	3,564	3,565	3,338	3,037	2,964	2,966	2,941	2,704
Plus: Facility consolidation & severance expenses	1,615	117	563	1,796	211	122	304	918
Plus: Impairment of assets	–	–	–	1,459	–	–	–	–
Plus: Impairment of goodwill	31,406	–	–	–	–	–	–	–
Plus: Other (income) expense - net	(284)	(14)	126	(9)	(2)	297	(7)	(5)
Non-GAAP Adjusted EBITDA (Note 3)	$ (2,577)	$ 3,224	$ 2,190	$ 2,234	$ 889	$ 3,147	$ 1,308	$ 5,215

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

Non-GAAP Financial Information:					
Note a: Restated					

Adjusted Operating Income (Loss)					
($ in thousands)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010
Operating income (loss)	16,545	16,707	(28,460)	(45,389)	(2,570)
Plus: Facility consolidation and severance expenses	–	–	2,317	4,091	1,556
Plus: Impairment of assets	–	–	4,478	1,459	–
Plus: Impairment of goodwill	–	–	23,121	31,406	–
Non-GAAP Adjusted Operating Income (Loss) (Note 1)	$ 16,545	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)

Adjusted Earnings before Interest and Taxes (Adjusted EBIT)					
($ in thousands)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010
Net income (loss) as reported	7,666	6,247	(31,481)	(42,241)	(4,654)
Less: Income (loss) from discontinued operations, net of tax	(217)	(521)	(313)	(382)	(281)
Plus: Taxes	1,776	3,686	(2,931)	(8,870)	(2,604)
Plus: Interest	7,213	6,347	5,965	5,521	4,124
Non-GAAP Adjusted EBIT (Note 2)	$ 16,872	$ 16,801	$ (28,134)	$ (45,208)	$ (2,853)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)					
($ in thousands)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010
Non-GAAP Adjusted EBIT (from above)	16,872	16,801	(28,134)	(45,208)	(2,853)
Plus: Depreciation and amortization	11,500	12,941	13,752	13,504	11,575
Plus: Facility consolidation and severance expenses	–	–	2,317	4,091	1,556
Plus: Impairment of assets	–	–	4,478	1,459	–
Plus: Impairment of goodwill	–	–	23,121	31,406	–
Plus: Other (income) expense - net	(327)	(94)	(326)	(181)	283
Non-GAAP Adjusted EBITDA (Note 3)	$ 28,045	$ 29,648	$ 15,208	$ 5,071	$ 10,561